Exhibit 99.1

October 9, 2018

Dear Shareholders,

On September 20, 2018, the annual general meeting of the shareholders of the Company was held, during which the shareholders voted to appoint myself, Prof. Benad Goldwasser as well as Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen as directors of the Company.

Since their appointment, the members of the board of directors have been working closely with management to become better acquainted with the Company, its financial status, products and employees, in order to evaluate risk and cost reductions, and determine the best strategy and path for the Company moving forward to optimize shareholders value. Each of the new members of the board express their gratitude for the faith placed in them by the Company’s shareholders and reiterate their commitment to maximizing shareholder value.

Thank you for your ongoing support.

Sincerely yours,

Prof. Benad Goldwasser
Chairman of the board of directors